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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LORAL SPACE & COMMUNICATIONS INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

543881106

(CUSIP Number)

DECEMBER 9, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 543881106			Page 2 of 5

1.	Name of Reporting Person: ECHOSTAR COMMUNICATIONS CORPORATION		I.R.S. Identification Nos. of above persons (entities only): 88-0336997

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,350,532(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,350,532(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,350,532(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8%(2)

12.	Type of Reporting Person: CO

(1)	This filing was triggered by the issuance of voting shares of Loral Space & Communications Inc., a Delaware corporation (the “Issuer”) to EchoStar Communications Corporation (“EchoStar”) on December 9, 2005 in connection with the Fourth Amended Joint Plan of Reorganization under Chapter 11 of the United States Code, as modified, of Loral Space & Communications Ltd., a Bermuda company, and certain of its subsidiaries.
(2)	According to information provided by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2005, there were 20,000,000 shares outstanding as of November 21, 2005.

13G
CUSIP No. 543881106			Page 3 of 5

1.	Name of Reporting Person: Charles W. Ergen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,401,485(3)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,401,485(3)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,401,485(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.0%(4)

12.	Type of Reporting Person: IN

(3)	Includes 1,350,532 shares held by EchoStar.
(4)	According to information provided by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2005, there were 20,000,000 shares outstanding as of November 21, 2005.

13G
CUSIP No. 543881106	Page 4 of 5

ITEM 1(a)	Name of Issuer:

	Loral Space & Communications Inc.

ITEM 1(b)	Address of Issuer’s Principal Executive Offices:

	600 Third Avenue,
	New York, NY 10016.

ITEM 2(a)	Name of Person Filing:

	EchoStar Communications Corporation (“EchoStar”)
	Charles W. Ergen (“Mr. Ergen” and together with EchoStar, the “Reporting Persons”)

	The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEMS 2(b), (c)	Address of Principal Business Office or, If None, Residence; Citizenship of Reporting Persons

	The principal business address of EchoStar is 9601 S. Meridian Blvd. Englewood, Colorado 80112. EchoStar is a Nevada corporation.

	The principal business address of Mr. Ergen is 9601 S. Meridian Blvd. Englewood, Colorado 80112. Mr. Ergen is a citizen of the United States.

ITEM 2(d)	Title of Class of Securities:

	Common Stock, $0.01 Par Value Per Share

ITEM 2(e)	CUSIP Number:

	543881106

ITEM 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

	Not applicable.

ITEM 4.	Ownership

	(a)	Amount Beneficially Owned:		EchoStar:	1,350,532
				Mr. Ergen:	1,401,485

	(b)	Percent of Class:		EchoStar:	6.8%
				Mr. Ergen:	7.0%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote:	EchoStar:	1,350,532
				Mr. Ergen:	1,401,485

		(ii)	shared power to vote or direct the vote:	0

		(iii)	sole power to dispose or to direct the disposition of:	EchoStar:	1,350,532
				Mr. Ergen:	1,401,485

		(iv)	shared power to dispose or to direct the disposition of:	0

13G
CUSIP No. 543881106	Page 5 of 5

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: ☐

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.
Dated: December 19, 2005

ECHOSTAR COMMUNICATIONS CORPORATION
By:	/s/ David K. Moskowitz
	Name:	David K. Moskowitz
	Title:	Executive Vice President, General Counsel and Secretary

CHARLES W. ERGEN
By:	/s/ Charles W. Ergen
	Name:	Charles W. Ergen